Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-20 of this exhibit concerning TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE (collectively, “TotalEnergies”) with respect to the fourth quarter 2021 and year ended December 31, 2021 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of December 31, 2021, unaudited statements of income, comprehensive income, cash flow and business segment information for the fourth quarter 2021 and year ended December 31, 2021 and unaudited consolidated statements of changes in shareholders’ equity for the year ended December 31, 2021 on pages 22 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2021.

A.	KEY FIGURES

			4Q21		4Q21	in millions of dollars			2021
			vs		vs	(except earnings per share and number of			vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	shares)	2021	2020	2020
60,348	54,729	37,943	+59%	49,280	+22%	Sales	205,863	140,685	+46%
14,285	11,180	5,208	x2.7	8,949	+60%	Adjusted EBITDA[1]	42,302	21,112	x2
7,316	5,374	1,824	x4	3,879	+89%	Adjusted net operating income[2] from business segments	20,209	6,404	x3.2
3,525	2,726	1,068	x3.3	2,031	+74%	Exploration & Production	10,439	2,363	x4.4
2,759	1,608	254	x10.9	794	x3.5	Integrated Gas, Renewables & Power	6,243	1,778	x3.5
553	602	170	x3.3	580	-5%	Refining & Chemicals	1,909	1,039	+84%
479	438	332	+44%	474	+1%	Marketing & Services	1,618	1,224	+32%
1,860	1,377	73	x25.4	502	x3.7	Net income (loss) from equity affiliates	3,438	452	x7.6
2.17	1.71	0.31	x7	0.97	x2.2	Fully-diluted earnings per share ($)	5.92	(2.90)	ns
2,644	2,655	2,645	-	2,607	+1%	Fully-diluted weighted-average shares (millions)	2,647	2,621	+1%
5,837	4,645	891	x6.6	2,600	x2.2	Net income (TotalEnergies share)	16,032	(7,242)	ns
4,681	2,813	3,432	+36%	4,291	+9%	Organic investments[3]	12,675	10,339	+23%
(396)	(958)	1,099	ns	(80)	ns	Net acquisitions[4]	632	2,650	-76%
4,285	1,855	4,531	-5%	4,211	+2%	Net investments[5]	13,307	12,989	+2%
11,621	5,640	5,674	x2	6,599	x1.8	Cash flow from operating activities[6]	30,410	14,803	x2.1
						Of which:
2,232	(2,698)	1,342	x1.7	46	x48.5	(increase) decrease in working capital	(616)	1,869	ns
(398)	(330)	(436)	ns	(533)	ns	financial charges	(1,520)	(1,938)	ns

1	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. The reconciliation of adjusted EBITDA with the consolidated financial statements is set forth under “Reconciliation of adjusted EBITDA with consolidated financial statements” on page 18 of this exhibit.

2	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See pages 4 et seq. “Analysis of business segment results” below for further details.

3	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

4	“Net acquisitions” = acquisitions - assets sales - other transactions with non-controlling interests (see page 19).

5	“Net investments” = organic investments + net acquisitions (see “Investments – Divestments’” on page 19).

6	See also “C. TotalEnergies results – Cash Flow”. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 19 of this exhibit.

1

Environment* — liquids and gas price realizations, refining margins

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19		2021	2020	2020
79.8	73.5	44.2	+80%	63.1	+26%	Brent ($/b)	70.9	41.8	+69%
4.8	4.3	2.8	+74%	2.4	+100%	Henry Hub ($/Mbtu)	3.7	2.1	+75%
32.8	16.9	5.6	x5.9	5.1	x6.4	NBP** ($/Mbtu)	16.4	3.3	x4.9
35.0	18.6	8.0	x4.4	5.8	x6.1	JKM*** ($/Mbtu)	18.5	4.4	x4.2
72.6	67.1	41.0	+77%	59.1	+23%	Average price of liquids ($/b) Consolidated subsidiaries	65.0	37.0	+76%
11.38	6.33	3.31	x3.4	3.76	x3	Average price of gas ($/Mbtu) Consolidated subsidiaries	6.60	2.96	x2.2
13.12	9.10	4.90	x2.7	6.52	x2	Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	8.80	4.83	+82%
16.7	8.8	4.6	x3.6	30.2	-45%	Variable cost margin – Refining Europe, VCM ($/t)****	10.5	11.5	-9%

* The indicators are shown on page 21.

** NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.

*** JKM (Japan-Korea Marker) measures the prices of spot LNG trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.

**** This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons). Data restated in 2Q21 environment for energy costs were 35.7 $/t in 4Q21 and 20.5 $/t in 3Q21.

The average LNG selling price was $13.12/Mbtu in the fourth quarter 2021, up 44% compared to the previous quarter, benefiting on a lagged basis from the increase in oil and gas indices on long-term contracts as well as high spot gas prices in the quarter.

Greenhouse gas emissions (GHG)1

4Q21*	3Q21*	GHG emissions (MtCO2e)	2021	2021 (excluding Covid effect)	2020	2020 (excluding Covid effect)
10	9	Scope 1+2 from operated facilities[2]	35.7	37.0	38.4	41.5
96	94	Scope 3 from energy product sales[3]	370	400	350	400
53	49	Scope 1+2+3 in Europe[4]	195	215	212	239
47	44	of which Scope 3 in Europe	175	193	190	215

* Estimated emissions.

1       The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from TotalEnergies’ emissions or are considered as non-material and are therefore not counted.

2           Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in TotalEnergies’ 2020 Form 20-F filed on March 31, 2021) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).

3          TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. TotalEnergies follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chain, i.e., the higher of the two production volumes or sales to end customers. For TotalEnergies, in 2021, the calculation of Scope 3 GHG emissions for the oil value chain considers oil products and biofuels sales (higher than production) and for the gas value chain, marketable gas production (higher than marketing sales).

4         Scope 1+2+3 GHG emissions in Europe are defined as the sum of Scope 1+2 GHG emissions of facilities operated by TotalEnergies and indirect GHG emissions related to the use by customers of energy products (Scope 3) in the EU, Norway, United Kingdom and Switzerland.

2

Production*

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	Hydrocarbon production	2021	2020	2020
2,852	2,814	2,841	-	3,113	-8%	Hydrocarbon production (kboe/d)	2,819	2,871	-2%
1,278	1,288	1,238	+3%	1,452	-12%	Oil (including bitumen) (kb/d)	1,274	1,298	-2%
1,574	1,526	1,603	-2%	1,661	-5%	Gas (including condensates and associated NGL) (kboe/d)	1,545	1,573	-2%

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	Hydrocarbon production	2021	2020	2020
2,852	2,814	2,841	-	3,113	-8%	Hydrocarbon production (kboe/d)	2,819	2,871	-2%
1,509	1,517	1,483	+2%	1,714	-12%	Liquids (kb/d)	1,500	1,543	-3%
7,328	7,070	7,406	-1%	7,563	-3%	Gas (Mcf/d)	7,203	7,246	-1%

*   TotalEnergies production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP).

Hydrocarbon production was 2,852 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2021, stable compared to a year ago, comprised of:

•	+2% due to start-ups and ramp-ups, including CLOV Phase 2 and Zinia Phase 2 in Angola, Yamal LNG train 4, and the resumption of production in Libya,

•	+3% due to the increase in OPEC+ quotas,

•	-1% due to portfolio effect, notably the Utica sale in the United States and the divestment of non-operated assets, particularly in Gabon,

•	-1% due to the price effect,

•	-1% due to planned maintenance and unplanned downtime, notably in Canada, Nigeria and the UK,

•	-2% due to natural field decline.

Hydrocarbon production was 2,819 kboe/d in 2021, down 2% year-on-year, comprised of:

•	+3% due to start-ups and ramp-ups, including North Russkoye in Russia, Iara in Brazil and Johan Sverdrup in Norway, as well as the resumption of production in Libya,

•	+3% due to the increase in gas demand and OPEC+ quotas,

•	-1% due to portfolio effect, notably the disposals of assets in the UK and the CA1 block in Brunei,

•	-1% due to the price effect,

•	-3% due to planned maintenance and unplanned downtime, particularly in the UK and Norway (Snøhvit),

•	-3% due to the natural field decline.

3

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of TotalEnergies’ results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in TotalEnergies’ internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TotalEnergies’ interim consolidated financial statements, see pages 30 et seq. of this exhibit.

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

4

B.1.    Integrated Gas, Renewables & Power segment (iGRP)

Production and sales of Liquefied Natural Gas (LNG) and electricity

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	Hydrocarbon production for LNG	2021	2020	2020
562	533	532	+6%	624	-10%	iGRP (kboe/d)	529	530	-
68	67	65	+4%	74	-8%	Liquids (kb/d)	63	69	-9%
2,697	2,527	2,549	+6%	2,939	-8%	Gas (Mcf/d)	2,541	2,519	+1%

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	Liquefied Natural Gas in Mt	2021	2020	2020
11.6	10.0	10.0	+16%	10.6	+10%	Overall LNG sales	42.0	38.3	+10%
4.6	4.3	4.3	+6%	4.2	+9%	including sales from equity production*	17.4	17.6	-1%
10.1	8.3	8.0	+27%	9.6	+5%	including sales by TotalEnergies from equity production and third party purchases	35.1	31.1	+13%

* TotalEnergies’ equity production may be sold by TotalEnergies or by joint ventures.

Hydrocarbon production for LNG increased 6% year-on-year in the fourth quarter 2021, due to the impact of unplanned maintenance on fourth quarter 2020 production. Full-year 2021 was stable compared to 2020.

Total LNG sales increased sharply on higher production from Cameron LNG and Freeport LNG in the United States, up 16% in the fourth quarter 2021 compared to a year ago and up 10% for full-year 2021 versus 2020.

			4Q21				2021
4Q21	3Q21	4Q20	vs	Renewables & Electricity	2021	2020	vs
			4Q20				2020
43.0	42.7	28.6	+50%	Portfolio of renewable power generation gross capacity (GW) (1),(2)	43.0	28.6	+50%
10.3	9.5	7.0	+47%	o/w installed capacity	10.3	7.0	+47%
6.5	6.1	4.1	+61%	o/w capacity in construction	6.5	4.1	+61%
26.2	27.1	17.5	+49%	o/w capacity in development	26.2	17.5	+49%
28.0	26.6	17.5	+60%	Gross renewables capacity with PPA (GW) (1),(2)	28.0	17.5	+60%
31.7	31.7	19.2	+65%	Portfolio of renewable power generation net capacity (GW) (1),(2)	31.7	19.2	+65%
5.1	4.7	3.1	+65%	o/w installed capacity	5.1	3.1	+65%
4.6	4.0	2.3	x2	o/w capacity in construction	4.6	2.3	x2
22.0	23.0	13.8	+59%	o/w capacity in development	22.0	13.8	+59%
6.7	4.7	4.3	+57%	Net power production (TWh) (3)	21.2	14.1	+50%
1.9	1.7	1.2	+61%	incl. power production from renewables	6.8	4.0	+71%
6.1	6.0	5.6	+9%	Clients power - BtB and BtC (Million) (2)	6.1	5.6	+9%
2.7	2.7	2.7	+2%	Clients gas - BtB and BtC (Million) (2)	2.7	2.7	+2%
16.1	11.7	13.5	+19%	Sales power - BtB and BtC (TWh)	56.6	47.3	+20%
31.2	13.2	31.5	-1%	Sales gas - BtB and BtC (TWh)	101.2	95.8	+6%

447	291	179	x2.5	Proportional adjusted EBITDA Renewables and Electricity (M$) (4)	1,393	583	x2.4
84	104	102	-18%	incl. from renewables business	418	352	+19%

1 Includes 20% of Adani Green Energy Limited gross capacity effective first quarter 2021.

2 End of period data.

3 Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

4 TotalEnergies share (% interest) of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) in Renewables and Electricity affiliates, regardless of consolidation method.

Gross installed renewable power generation capacity grew to 10.3 GW at the end of the fourth quarter 2021, up 800 MW, notably due to continued increase in start-ups in India and the commissioning of the Dunkirk battery-powered storage site in France.

5

Net electricity production stood at 6.7 TWh in the fourth quarter 2021, up 57% year-on-year, due to strong growth in electricity production from renewable sources as well as combined cycle gas turbine (CCGT) power plants, strengthened by the acquisition of four CCGT plants in France and Spain in the fourth quarter 2020.

TotalEnergies’ adjusted EBITDA of the Renewables & Electricity business was $447 million in the fourth quarter 2021, an increase of 2.5 times year-on-year, driven by strong growth in electricity generation, and took full advantage of integration into the electricity value chain in Europe.

Results

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	in millions of dollars	2021	2020	2020
11,634	8,482	5,231	x2.2	4,292	x2.7	External sales	30,704	15,629	x2
1,414	876	(64)	ns	326	x4.3	Operating income	3,350	(527)	ns
1,281	782	149	x8.6	391	x3.3	Net income (loss) from equity affiliates and other items	2,745	794	x3.5
(237)	(208)	7	ns	104	ns	Tax on net operating income	(602)	71	ns
2,458	1,450	92	x26.7	821	x3	Net operating income	5,493	338	x16.3
301	158	162	+86%	(27)	ns	Adjustments affecting net operating income	750	1,440	-48%
2,759	1,608	254	x10.9	794	x3.5	Adjusted net operating income*	6,243	1,778	x3.5
1,321	755	97	x13.6	353	x3.7	including adjusted income from equity affiliates	2,696	375	x7.2
1,190	639	1,007	+18%	684	+74%	Organic investments	3,341	2,720	+23%
47	(941)	577	-92%	(13)	ns	Net acquisitions	1,165	2,183	-47%
1,237	(302)	1,584	-22%	671	+84%	Net investments	4,506	4,903	-8%

*Detail of adjustment items shown in the business segment information starting on page 30 of this exhibit.

Adjusted net operating income for the iGRP segment was:

•	$2,759 million in the fourth quarter 2021, a 10.9-fold increase from a year ago, due to higher LNG prices and the very good performance of the gas, LNG and electricity trading activities,

•	$6,243 million for the full-year 2021, a 3.5-fold increase from 2020, for the same reasons.

Adjusted net operating income for the iGRP segment excludes special items and the impact of changes in fair value. In the fourth quarter 2021, the exclusion of special items had a positive impact of $301 million on the segment’s adjusted net operating income, compared to a positive impact of $162 million in the fourth quarter 2020. For the full-year 2021, the exclusion of special items had a positive impact of $750 million on the segment’s adjusted net operating income, compared to a positive impact of $1,440 million for the full-year 2020.

The segment’s operating cash flow before working capital changes1 excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects was:

•	$2,440 million in the fourth quarter 2021, a 2.3-fold increase from a year ago, due to higher LNG prices and the very good performance of the gas, LNG and electricity trading activities,

•	$6,124 million in 2021, up 79% compared to 2020, for the same reasons.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	-$57 million for the fourth quarter 2021, compared to $575 million in the fourth quarter 2020, and

•	$827 million for 2021, a decrease of 61% from $2,129 million for 2020,

mainly due to variations in margin calls related to hedging mechanisms in a context of high volatility in the gas and electricity markets.

1 Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 19 of this exhibit.

6

B.2.   Exploration & Production segment

Production

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	Hydrocarbon production	2021	2020	2020
2,290	2,281	2,309	-1%	2,489	-8%	EP (kboe/d)	2,290	2,341	-2%
1,441	1,450	1,418	+2%	1,640	-12%	Liquids (kb/d)	1,437	1,474	-3%
4,631	4,543	4,857	-5%	4,624	-	Gas (Mcf/d)	4,662	4,727	-1%

Results

			4Q21 vs 4Q20		4Q21 vs 4Q19				2021 vs 2020

4Q21	3Q21	4Q20		4Q19		in millions of dollars, except effective tax rate	2021	2020
2,068	1,921	1,257	x1.6	1,563	x1.3	External Sales	7,246	4,973	x1.5
5,894	4,395	842	x7	2,366	x2.5	Operating income	16,310	(5,514)	ns
74	139	6	x12.3	166	-55%	Net income (loss) from equity affiliates and other items	(760)	697	ns
49.7%	46.4%	19.8%		38.0%		Effective tax rate*	45.2%	29.4%
(3,124)	(2,007)	91	ns	(893)	ns	Tax on net operating income	(7,506)	(208)	ns
2,844	2,527	939	x3	1,639	x1.7	Net operating income	8,044	(5,025)	ns
681	32	129	x5.3	392	x1.7	Adjustments affecting net operating income	2,395	7,388	-68%
3,525	2,726	1,068	x3.3	2,031	+74%	Adjusted net operating income**	10,439	2,363	x4.4
366	315	222	+65%	247	+48%	including adjusted income from equity affiliates	1,230	928	+33%
2,196	1,656	1,569	+40%	2,617	-16%	Organic investments	6,690	5,519	+21%
(162)	(34)	548	ns	(224)	ns	Net acquisitions	(167)	544	ns
2,034	1,622	2,117	-4%	2,393	-15%	Net investments	6,523	6,063	+8%

*	“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**	Detail of adjustment items shown in the business segment information starting on page 30 of this exhibit.

The Exploration & Production segment’s adjusted net operating income was:

•	$3,525 million in the fourth quarter 2021, more than three times higher than in the fourth quarter 2020, thanks to the sharp increase in oil and gas prices,

•	$10,439 million in 2021, more than four times higher than in 2020, for the same reasons.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the fourth quarter 2021, the exclusion of special items had a positive impact of $681 million on the segment’s adjusted net operating income, compared to a positive impact of $129 million in the fourth quarter 2020. For the full-year 2021, the exclusion of special items had a positive impact of $2,395 million on the segment’s adjusted net operating income, compared to a positive impact of $7,388 million for the full-year 2020.

The segment’s operating cash flow before working capital changes2 excluding financial charges, except those related to leases was:

•	$5,688 million in the fourth quarter 2021, 2.1 times greater than $2,652 million in the fourth quarter 2020, and

•	$18,717 million for the full-year 2021, an increase of 93% compared to $9,684 million for the full-year 2020, in line with higher oil and gas prices.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

●	$8,624 million in the fourth quarter 2021, 2.8 times greater than $3,046 million in the fourth quarter 2020, and

●	$22,009 million for the full-year 2021, 2.2 times greater than $9,922 million for the full-year 2020.

2 Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 19 of this exhibit.

7

B.3.   Downstream (Refining & Chemicals and Marketing & Services segments)

Results

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	in millions of dollars	2021	2020	2020
46,635	44,319	31,445	x1.5	43,419	x1.1	External sales	167,888	120,066	x1.4
1,153	1,682	690	x1.7	1,054	x1.1	Operating income	5,923	627	x18.1
311	81	(63)	ns	72	x4.3	Net income (loss) from equity affiliates and other items	626	(356)	ns
(398)	(495)	(262)	ns	(103)	ns	Tax on net operating income	(1,806)	(456)	ns
1,066	1,268	365	x2.9	1,023	+4%	Net operating income	4,743	(185)	ns
(34)	(228)	137	ns	31	ns	Adjustments affecting net operating income	(1,216)	2,448	ns
1,032	1,040	502	x2.1	1,054	-2%	Adjusted net operating income*	3,527	2,263	+56%
1,267	506	840	x1.5	950	x1.3	Organic investments	2,576	2,023	+27%
(281)	17	80	ns	158	ns	Net acquisitions	(368)	32	ns
986	523	920	+7%	1,108	-11%	Net investments	2,208	2,055	+7%

* Detail of adjustment items shown in the business segment information starting on page 30 of this exhibit.

The Downstream segment’s operating cash flow before working capital changes2 excluding financial charges, except those related to leases was:

●	$1,559 million in the fourth quarter 2021, an increase of 38% compared to $1,129 million in the fourth quarter 2020, and

●	$5,502 million for the full-year 2021, an increase of 18% compared to $4,652 million for the full-year 2020.

The Downstream segment’s cash flow from operations excluding financial charges, except those related to leases was:

●	$2,832 million in the fourth quarter 2021, an increase of 31% compared to $2,162 million in the fourth quarter 2020, and

●	$8,806 million for the full-year 2021, an increase of 94% compared to $4,539 million for the full-year 2020.

B.4 Refining & Chemicals segment

Refinery and petrochemicals throughput and utilization rates

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	Refinery throughput and utilization rate*	2021	2020	2020
1,279	1,225	1,262	+1%	1,509	-15%	Total refinery throughput (kb/d)	1,180	1,292	-9%
223	274	247	-10%	282	-21%	France	190	244	-22%
612	505	582	+5%	756	-19%	Rest of Europe	568	618	-8%
444	446	433	+3%	471	-6%	Rest of world	423	430	-2%
73%	69%	60%		71%		Utilization rate based on crude only**	64%	61%

*  Includes refineries in Africa reported in the Marketing & Services segment.

**Based on distillation capacity at the beginning of the year, excluding Grandpuits (shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

8

			4Q21 vs 4Q20		4Q21 vs 4Q19				2021 vs 2020

4Q21	3Q21	4Q20		4Q19		Petrochemicals production and utilization rate	2021	2020
1,460	1,486	1,486	-2%	1,431	+2%	Monomers* (kt)	5,775	5,519	+5%
1,231	1,330	1,291	-5%	1,169	+5%	Polymers (kt)	4,938	4,934	-
90%	93%	90%		92%		Vapocracker utilization rate**	90%	83%

*	Olefins.
**	Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

Refinery throughput:

•	increased by 1% year-on-year in the fourth quarter 2021, due to the demand recovery partially offset by the prolonged shutdown of the Donges refinery for economic reasons, the shutdown of the Grandpuits refinery for conversion to a zero-oil platform and the sale of the Lindsey refinery in the United Kingdom.

•	decreased by 9% in 2021 compared to 2020 for the same reasons as well as the planned major shutdown of the Leuna refinery in Germany in the second quarter 2021.

Monomer production:

•	decreased by 2% year-on-year in the fourth quarter 2021, notably due to a planned maintenance shutdown on the Qapco platform in Qatar and unplanned shutdowns at several sites in Europe, partially offset by the restart of the Port Arthur steam cracker in the United States, in maintenance in 2020.

•	increased 5% in 2021 compared to 2020, supported by demand, and notably due to the restart of the Port Arthur steam cracker in the United States, in maintenance in 2020.

Polymer production decreased 5% year-on-year in the fourth quarter 2021, given the decline in demand, particularly in Asia, and was stable in 2021 compared to 2020.

Results

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	in millions of dollars	2021	2020	2020
24,781	22,765	15,052	x1.6	22,040	x1.1	External sales	87,600	56,615	x1.5
610	1,006	183	x3.3	579	+5%	Operating income	3,564	(814)	ns
228	79	(54)	ns	57	4	Net income (loss) from equity affiliates and other items	518	(393)	ns
(234)	(273)	(93)	ns	(3)	ns	Tax on net operating income	(1,068)	59	ns
604	812	36	x16.8	633	-5%	Net operating income	3,014	(1,148)	ns
(51)	(210)	134	ns	(53)	ns	Adjustments affecting net operating income	(1,105)	2,187	ns
553	602	170	x3.3	580	-5%	Adjusted net operating income*	1,909	1,039	+84%
680	321	448	+52%	479	+42%	Organic investments	1,502	1,209	+24%
(156)	(6)	(2)	ns	118	ns	Net acquisitions	(217)	(54)	ns
524	315	446	+17%	597	-12%	Net investments	1,285	1,155	+11%

* Detail of adjustment items shown in the business segment information starting on page 30 of this exhibit.

Adjusted net operating income for the Refining & Chemicals segment:

•	increased sharply to $553 million in the fourth quarter 2021, compared to $170 million in the fourth quarter 2020. The increase is linked to the very good performance of petrochemicals and the increase in European and American refining margins, despite the increase in energy costs, and

•	increased 84% to $1,909 million in 2021, compared to $1,039 million in 2020, for the same reasons.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter 2021, the exclusion of the inventory valuation effect had a negative impact of $74 million on the segment’s adjusted net operating income, compared to a negative impact of $192 million in the fourth quarter 2020. In the fourth quarter 2021 the exclusion of special items had a positive impact of $23 million on the segment’s adjusted net operating income, compared to a positive impact of $326 million in the fourth quarter 2020. For the full-year 2021, the exclusion of the inventory valuation effect had a negative impact of $1,296 million on the segment’s adjusted net operating income, compared to a positive impact of $1,165 million for the full-year 2020. For the full-year 2021, the exclusion of special items had a positive impact of $191 million on the segment’s adjusted net operating income, compared to a positive impact of $1,022 million for the full-year 2020.

9

The segment’s operating cash flow before working capital changes3 excluding financial charges, except those related to leases was:

•	$865 million in the fourth quarter 2021, an increase of 54% year-on-year compared to $560 million in the fourth quarter 2020, and

•	$2,946 million for the full-year 2021, an increase of 19% year-on-year compared to $2,472 million for the full-year 2020,

in line with the very good performance of petrochemicals and refining margins that increased, although still low, at the end of 2021.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

●	$2,446 million in the fourth quarter 2021, an increase of 62% compared to $1,514 million in the fourth quarter 2020, and
●	$6,473 million for the full-year 2021, 2.7 times greater than $2,438 million for the full-year 2020.

B.5.   Marketing & Services segment

Petroleum product sales

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	Sales in kb/d*	2021	2020	2020
1,553	1,542	1,509	+3%	1,835	-15%	Total Marketing & Services sales	1,503	1,477	+2%
868	867	828	+5%	1,033	-16%	Europe	826	823	-
684	675	681	+1%	801	-15%	Rest of world	677	654	+4%

*  Excludes trading and bulk refining sales.

Petroleum product sales showed year-on-year growth of 3% in the fourth quarter 2021 and 2% for the full-year 2021, due to the improvement in the health situation and the global economic rebound. This increase reflects mainly the recovery in retail activity and, at the end of 2021, of the aviation activity.

Results

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	in millions of dollars	2021	2020	2020
21,854	21,554	16,393	x1.3	21,379	+2.2%	External sales	80,288	63,451	x1.3
543	676	507	+7%	475	+14%	Operating income	2,359	1,441	x1.6
83	2	(9)	ns	15	x5.5	Net income (loss) from equity affiliates and other items	108	37	x2.9
(164)	(222)	(169)	ns	(100)	ns	Tax on net operating income	(738)	(515)	ns
462	456	329	+40%	390	+18%	Net operating income	1,729	963	+80%
17	(18)	3	x5.7	84	-80%	Adjustments affecting net operating income	(111)	261	ns
479	438	332	+44%	474	+1%	Adjusted net operating income*	1,618	1,224	+32%
587	185	392	+50%	471	+25%	Organic investments	1,074	814	+32%
(125)	23	82	ns	40	ns	Net acquisitions	(151)	86	ns
462	208	474	-3%	511	-10%	Net investments	923	900	+3%

*Detail of adjustment items shown in the business segment information starting on page 30 of this exhibit.

Adjusted net operating income for the Marketing & Services segment was:

●	$479 million in the fourth quarter 2021, an increase of 44% compared to $332 million in fourth quarter 2020, and

●	$1,618 million for the full-year 2021, an increase of 32% compared to $1,224 million for the full-year 2020.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter 2021, the exclusion of the inventory valuation effect had a negative impact of $47 million on the segment’s adjusted net operating income, compared to a negative impact of $32 million in the fourth quarter 2020. In the fourth quarter 2021, the exclusion of special items had a positive impact of $64 million on the segment’s adjusted net operating income, compared to a positive impact of $35 million in the fourth quarter 2020. For the full-year 2021, the exclusion of the inventory valuation effect had a negative impact of $236 million on the segment’s adjusted net operating income, compared to a positive impact of $137

3 Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 19 of this exhibit.

10

million for the full-year 2020. For the full-year 2021, the exclusion of special items had a positive impact of $125 million on the segment’s adjusted net operating income, compared to a positive impact of $124 million for the full-year 2020.

The segment’s operating cash flow before working capital changes3 excluding financial charges, except those related to leases was:

●	$694 million in the fourth quarter 2021, an increase of 22% compared to $569 million in the fourth quarter 2020, and

●	$2,556 million for the full-year 2021, an increase of 17% compared to $2,180 million for the full-year 2020.

These results are back to levels comparable to those of the pre-crisis period, despite a 19% drop in sales in 2021 compared to 2019 (most of which is linked to the strategy to arbitrage low margin sales).

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

●	$386 million in the fourth quarter 2021, a decrease of 40% compared to $648 million in the fourth quarter 2020, and

●	$2,333 million for the full-year 2021, an increase of 11% compared to $2,101 million for the full-year 2020.

C.	TOTALENERGIES RESULTS

Net income (TotalEnergies share)

In the fourth quarter 2021, net income (TotalEnergies share) was $5,837 million, 6.6 times greater than $891 million in the fourth quarter 2020. For the full-year 2021, net income (TotalEnergies share) was $16,032 million, compared to -$7,242 million for the full-year 2020.

Adjusted net income (TotalEnergies share) was:

●	$6,825 million in the fourth quarter 2021, 5.2 times greater than $1,304 million in the fourth quarter 2020, due to higher oil and gas prices,

●	$18,060 million for the full-year 2021, 4.4 times greater than $4,059 million for the full-year 2020, for the same reason.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value4.

Total adjustments affecting net income5 were:

•	-$988 million in the fourth quarter 2021, mainly comprised of -$670 million for impairments, including -$305 million for the withdrawal of TotalEnergies from Myanmar and -$170 million for the loss on the sale of TotalEnergies' interest in Yucal Placer in Venezuela,

•	-$2,028 million for the full-year 2021, comprised of the elements above as well as notably the -$1,379 million loss on the sale of TotalEnergies' stake in Petrocedeño S.A. to Corporation Venezolana de Petróleos (CVP), an affiliate of Petróleos de Venezuela (PDVSA) in Venezuela and the -$177 million loss on the Utica sale in the United States, the -$89 million impairment related to the end of the Qatargas 1 contract, restructuring charges related to the voluntary departure plan in France and Belgium, and a positive inventory effect of $1,495 million for the year.

Fully-diluted shares

As of December 31, 2021, the number of fully-diluted shares was 2,626 million.

Share repurchase

As part of its shareholder return policy, TotalEnergies repurchased 30.7 million shares for cancellation in the fourth quarter 2021 for $1.5 billion.

4 Details shown on page 18 of this exhibit.

5 Details shown on pages 18 and 30 et seq. of this exhibit.

11

Acquisitions - Asset sales

Acquisitions were:

•	$288 million in the fourth quarter 2021, including the acquisition of Blue Raven Solar by SunPower in the United States,

•	$3,284 million in 2021, including the acquisition above as well as notably the acquisition of a 20% interest for $2 billion in Adani Green Energy Limited, the renewable project developer in India, the acquisition of Fonroche Biogaz in France, the interest in the Yunlin wind project in Taiwan and the 10% increase in the interest in the Lapa block in Brazil.

Asset sales were:

•	$684 million in the fourth quarter 2021, including the sale of TotalEnergies' interests in 7 mature non-operated offshore fields and the Cap Lopez oil terminal in Gabon and the sale of a 30% interest in TRAPIL in France,

•	$2,652 million in 2021, including the elements above as well as the payment by GIP of more than $750 million as part of the tolling agreement for the infrastructure of the Gladstone LNG project in Australia, the sale in France of a 50% interest in a portfolio of renewable projects with a total capacity of 285 MW (100%), the sale of the 10% stake in onshore block OML 17 in Nigeria, the price supplement related to the sale of Block CA1 in Brunei, the sale of the Lindsey refinery in the United Kingdom, the sale of interests in the TBG pipeline in Brazil, the sale of shares in Clean Energy Fuels Corp. (Nasdaq: CLNE) and the sale of interests in Tellurian Inc. (Nasdaq: TELL) in the United States.

Cash flow

TotalEnergies’ cash flow from operating activities was:

●	$11,621 million in the fourth quarter 2021, 2 times greater than $5,674 million in the fourth quarter 2020, and

●	$30,410 million for the full-year 2021, 2.1 times greater than $14,803 million for the full-year 2020.

Cash flow from operations of $11,621 million in the fourth quarter 2021, compared to operating cash flow before working capital changes6 of $9,361 million, was positively impacted by a decrease in working capital requirements of $2.7 billion, which was driven by an increase in tax liabilities and by a reduction in net receivables, and negatively impacted by variations in margin calls, related to hedging mechanisms in a context of high volatility in the gas and electricity markets.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sales (effective first quarter 2020) and including organic loan repayment from equity affiliates was a decrease of $2,259 million in the fourth quarter 2021, compared to a decrease of $1,176 million in the fourth quarter 2020.

In the fourth quarter 2021, the change in working capital was a decrease of $2,232 million in accordance with IFRS. The difference of $27 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $85 million, (ii) plus the mark-to-market effect of iGRP’s contracts of $359 million, (iii) less the capital gains from renewables project sale of $19 million and (iv) less the organic loan repayments from equity affiliates of $398 million.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sales (effective first quarter 2020) and including organic loan repayment from equity affiliates was a decrease of $1,269 million for the full-year 2021, compared to an increase of $894 million for the full-year 2020.

For the full-year 2021, the change in working capital was an increase of $616 million in accordance with IFRS. The difference of $1,885 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $1,796 million, (ii) plus the mark-to-market effect of iGRP’s contracts of $804 million, (iii) less the capital gains from renewables project sale of $89 million and (iv) less the organic loan repayments from equity affiliates of $626 million.

6 Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 19 of this exhibit.

12

Operating cash flow before working capital changes6 totaled:

●	$9,361 million in the fourth quarter 2021, 2.1 times greater than $4,498 million in the fourth quarter 2020, and

●	$29,140 million for the full-year 2021, an increase of 86% compared to $15,697 million for the full-year 2020.

Operating cash flow before working capital changes without financial charges (DACF)7 totaled:

●	$9,759 million in the fourth quarter 2021, an increase of 98% compared to $4,933 million in the fourth quarter 2020, and

●	$30,660 million for the full-year 2021, an increase of 74% compared to $17,635 million for the full-year 2020.

TotalEnergies’ net cash flow8 totaled:

•	$5,076 million in the fourth quarter 2021 compared to -$33 million a year earlier, reflecting the $4.9 billion increase in operating cash flow before working capital changes[6] and the $246 million decrease in net investments[9] to $4,285 million in the fourth quarter 2021, and

•	$15,833 million in 2021 compared to $2,708 million in 2020, reflecting the $13.4 billion increase in operating cash flow before working capital changes[6] and a $318 million increase in net investments[9] to $13,307 million in 2021.

D. PROFITABILITY

Return on equity was 16.9% for the twelve months ended December 31, 2021.

	01/01/2021-	10/01/2020-	01/01/2020-
in millions of dollars	12/31/2021	09/30/2021	12/31/2020
Adjusted net income	18,391	12,827	4,067
Average adjusted shareholders' equity	108,504	106,794	110,643
Return on equity (ROE)	16.9%	12.0%	3.7%

Return on average capital employed was 13.9% for the twelve months ended December 31, 2021.

	01/01/2021-	10/01/2020-	01/01/2020-
in millions of dollars	12/31/2021	09/30/2021	12/31/2020
Adjusted net operating income	19,766	14,237	5,806
Average capital employed	142,215	142,180	145,723
ROACE	13.9%	10.0%	4.0%

E. 2022 SENSITIVITIES*

Estimated
		Estimated impact	impact on cash
		on adjusted net	flow from
	Change	operating income	operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.7 B$	+/- 3.2 B$
European gas price – NBP	+/- 10 $/Mbtu	+/- 3.0 B$	+/- 3.0 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2022. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed on page 21.

** In a 60 $/b Brent environment.

7 DACF = debt adjusted cash flow, is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges.

8 Net cash flow = cash flow from operating activities before changes in working capital at replacement cost - net investments (including other transactions with non-controlling interests).

9 Net investments = organic investments + net acquisitions (see “Investments – Divestments” on page 19).

13

F. SUMMARY AND OUTLOOK

The prices of oil rose above $90/b for the first time since 2014 at the beginning of 2022. This increase in price is driven by the global demand recovery and OPEC+ discipline in a context of constrained supply, given the low level of investment in hydrocarbons since 2015. It is exacerbated in the short term by low oil inventories. Prices could therefore remain at high levels, depending on the mobilization of OPEC+ production and the growth of unconventional oil production in the United States.

After reaching all-time highs in the fourth quarter 2021, gas prices have remained very high in Europe and Asia since the beginning of 2022, driven by geopolitical uncertainties in Europe despite a mild winter season. In this context, futures markets anticipate gas prices that may remain above $20/Mbtu in 2022.

TotalEnergies anticipates 2022 hydrocarbon production growth of around 2%, driven by the start-ups of Mero 1 in Brazil and Ikike in Nigeria, the entry into the Atapu and Sépia PSCs in Brazil effective May 2022 but impacted by the sales of mature assets completed in 2021 as well as the exit from Myanmar effective July 2022.

Continuing the momentum that has been underway for several years, TotalEnergies is implementing its strategy of integrated growth in LNG, which is expected to generate structural cash flow growth in 2022. In addition, given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should remain at a high level of at least $12/Mbtu in the first half of 2022.

In Renewables & Electricity, TotalEnergies plans to have more than 16 GW of renewable gross capacity in operation by year-end 2022. Electricity generation is expected to increase by more than 25% in 2022. To implement its profitable growth strategy in the electricity value chain, TotalEnergies expects to allocate, in 2022, $3.5 billion of net investments to Renewables & Electricity, or 25% of its net investments10.

Downstream will continue to strengthen its industrial competitiveness and invest in petrochemicals and in new markets, such as biofuels and electric mobility.

Confident in its ability to transform itself into a sustainable multi-energy company and increase the return to shareholders, TotalEnergies confirms its cash flow allocation priorities: investing in profitable projects to implement its transformation strategy, linking dividend growth to structural cash flow growth, maintaining a strong balance sheet and a long-term debt rating with a minimum "A" level by anchoring gearing11 below 20%, and allocating a share of the surplus cash flow from high hydrocarbon prices to share buybacks.

In accordance with this policy, TotalEnergies expects net investments of $14-15 billion in 2022, of which 50% will be allocated to growth and 50% to maintaining the base of its activity.

10 Net investments = organic investments + net acquisitions.

11 Gearing = net debt / (net debt +shareholders equity TotalEnergies share + non-controlling interests); excludes leases receivables and leases debts. See “Gearing Ratio” on page 20.

14

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2020.

15

OPERATING INFORMATION BY SEGMENT

TotalEnergies’ production (Exploration & Production + iGRP)

			4Q21		4Q21				2021
			vs		vs	Combined liquids and gas			vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	production by region (kboe/d)	2021	2020	2020
1,063	989	1,059	-	1,102	-4%	Europe and Central Asia	1,022	1,039	-2%
508	537	566	-10%	703	-28%	Africa	532	629	-15%
682	681	598	+14%	701	-3%	Middle East and North Africa	667	624	+7%
363	372	382	-5%	368	-1%	Americas	372	353	+5%
235	235	236	-	239	-2%	Asia-Pacific	226	226	-
2,852	2,814	2,841	-	3,113	-8%	Total production	2,819	2,871	-2%
739	711	727	+2%	768	-4%	includes equity affiliates	732	712	+3%

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	Liquids production by region (kb/d)	2021	2020	2020
378	362	378	-	373	+1%	Europe and Central Asia	366	380	-4%
379	401	427	-11%	560	-32%	Africa	398	488	-18%
534	530	454	+18%	560	-5%	Middle East and North Africa	516	474	+9%
174	179	181	-4%	171	+2%	Americas	179	158	+13%
45	45	43	+3%	50	-11%	Asia-Pacific	40	43	-7%
1,509	1,517	1,483	+2%	1,714	-12%	Total production	1,500	1,543	-3%
205	205	200	+2%	212	-4%	includes equity affiliates	206	202	+2%

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	Gas production by region (Mcf/d)	2021	2020	2020
3,683	3,366	3,666	-	3,887	-5%	Europe and Central Asia	3,524	3,547	-1%
664	689	701	-5%	686	-3%	Africa	681	717	-5%
825	838	809	+2%	792	+4%	Middle East and North Africa	838	835	-
1,064	1,086	1,126	-6%	1,109	-4%	Americas	1,086	1,095	-1%
1,092	1,091	1,104	-1%	1,089	-	Asia-Pacific	1,074	1,052	+2%
7,328	7,070	7,406	-1%	7,563	-3%	Total production	7,203	7,246	-1%
2,889	2,730	2,851	+1%	2,961	-2%	includes equity affiliates	2,842	2,748	+3%

Downstream (Refining & Chemicals and Marketing & Services)

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	Petroleum product sales by region (kb/d)	2021	2020	2020
1,668	1,579	1,651	+1%	1,993	-16%	Europe	1,582	1,586	-
780	693	628	+24%	737	+6%	Africa	701	579	+21%
817	811	794	+3%	763	+7%	Americas	800	773	+3%
526	486	547	-4%	526	-	Rest of world	500	471	+6%
3,791	3,568	3,619	+5%	4,019	-6%	Total consolidated sales	3,581	3,410	+5%
437	360	458	-5%	508	-14%	Includes bulk sales	383	434	-12%
1,801	1,666	1,652	+9%	1,676	+7%	Includes trading	1,696	1,498	+13%

			4Q21		4Q21				2021
			vs		vs				vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	Petrochemicals production* (kt)	2021	2020	2020
1,249	1,308	1,381	-10%	1,253	-	Europe	5,069	5,202	-3%
689	705	662	+4%	630	+9%	Americas	2,629	2,475	+6%
753	802	735	+2%	717	+5%	Middle-East and Asia	3,014	2,775	+9%

* Olefins, polymers

16

Renewables

	4Q21					4Q20
Installed power
generation gross		Onshore	Offshore				Onshore	Onshore
capacity (GW)[1,2]	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.6	0.5	0.0	0.1	1.2	0.4	0.5	0.0	0.1	1.0
Rest of Europe	0.2	1.0	0.0	0.1	1.3	0.1	0.8	0.0	0.1	1.0
Africa	0.1	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.1
Middle East	0.3	0.0	0.0	0.0	0.3	0.3	0.0	0.0	0.0	0.3
North America	0.9	0.0	0.0	0.0	0.9	0.6	0.0	0.0	0.0	0.6
South America	0.4	0.3	0.0	0.0	0.7	0.2	0.1	0.0	0.0	0.2
India	4.5	0.2	0.0	0.0	4.7	3.3	0.0	0.0	0.0	3.3
Asia-Pacific	1.0	0.0	0.0	0.0	1.0	0.5	0.0	0.0	0.0	0.5
Total	8.0	2.0	0.0	0.2	10.3	5.6	1.3	0.0	0.1	7.0

	4Q21					4Q20
Power generation gross
capacity from
renewables in		Onshore	Offshore				Onshore	Offshore
construction (GW)[1,2]	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.2	0.2	0.0	0.1	0.4	0.3	0.0	0.0	0.0	0.3
Rest of Europe	0.0	0.1	1.1	0.0	1.2	0.1	0.3	1.1	0.0	1.5
Africa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Middle East	0.8	0.0	0.0	0.0	0.8	0.8	0.0	0.0	0.0	0.8
North America	1.5	0.0	0.0	0.0	1.5	0.0	0.0	0.0	0.0	0.1
South America	0.0	0.0	0.0	0.0	0.0	0.2	0.3	0.0	0.0	0.4
India	1.2	0.4	0.0	0.0	1.6	0.5	0.0	0.0	0.0	0.5
Asia-Pacific	0.3	0.0	0.6	0.0	1.0	0.5	0.0	0.0	0.0	0.5
Total	4.0	0.6	1.7	0.1	6.5	2.3	0.6	1.1	0.1	4.1

	4Q21					4Q20
Power generation gross
capacity from
renewables in		Onshore	Offshore				Onshore	Offshore
development (GW)[1,2]	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	3.1	0.8	0.0	0.0	3.9	3.5	1.0	0.0	0.1	4.6
Rest of Europe	5.2	0.3	2.3	0.0	7.8	5.1	0.3	0.4	0.0	5.7
Africa	0.4	0.0	0.0	0.1	0.5	0.1	0.1	0.0	0.0	0.2
Middle East	1.6	0.0	0.0	0.0	1.6	0.1	0.0	0.0	0.0	0.1
North America	2.3	0.1	0.0	0.7	3.1	0.6	0.3	0.0	0.0	0.9
South America	0.6	0.4	0.0	0.1	1.2	0.5	0.3	0.0	0.0	0.9
India	4.4	0.1	0.0	0.0	4.5	1.6	0.0	0.0	0.0	1.6
Asia-Pacific	1.2	0.0	2.1	0.1	3.5	0.9	0.0	0.0	0.0	0.9
Total	18.9	1.7	4.4	1.1	26.2	12.5	2.0	0.4	0.1	15.0

1 Includes 20% of gross capacity of Adani Green Energy Limited effective first quarter 2021.

2 End-of-period data.

	In operation				In construction					In development
Gross renewables capacity covered by PPA at 31 December 2021 (GW)
		Onshore				Onshore	Offshore				Onshore	Offshore
	Solar	Wind	Other	Total	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
Europe	0.8	1.5	X	2.5	X	0.2	0.8	X	1.2	4.0	0.3	X	X	4.3
Asia	5.7	X	X	5.9	2.4	0.4	0.6	—	3.4	6.2	X	—	X	6.4
North America	0.8	X	X	0.9	1.5	X	—	X	1.5	X	—	—	X	X
Rest of World	0.6	0.3	X	0.9	X	X	—	X	X	0.5	X	—	X	0.7
Total	8.0	2.0	X	10.2	4.0	0.6	1.4	X	6.2	10.8	0.5	X	0.3	11.6

“X” means not specified, capacity < 0.2 GW.

17

	In operation				In construction					In development
PPA average price at 31 December 2021 ($/MWh)
		Onshore				Onshore	Offshore				Onshore	Offshore
	Solar	Wind	Other	Total	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
Europe	196	118	X	143	X	66	64	X	66	42	96	X	X	46
Asia	80	X	X	80	40	50	214	—	72	38	X	—	X	38
North America	153	X	X	156	28	X	—	X	28	X	—	—	X	X
Rest of World	80	54	X	72	X	X	—	X	X	77	X	—	X	77
Total	99	103	X	100	37	63	116	X	61	42	81	X	144	44

“X” means not specified, PPA relating to a capacity < 0.2 GW

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

4Q21	3Q21	4Q20	4Q19	in millions of dollars	2021	2020
(1,074)	(325)	(683)	(666)	Special items affecting net income (TotalEnergies share)	(3,329)	(10,044)
(170)	(177)	104	-	Gain (loss) on asset sales	(1,726)	104
6	(43)	(194)	(5)	Restructuring charges	(308)	(364)
(670)	(47)	(71)	(248)	Impairments	(910)	(8,465)
(240)	(58)	(522)	(413)	Other	(385)	(1,319)
111	320	224	57	After-tax inventory effect: FIFO vs. replacement cost	1,495	(1,280)
(25)	(119)	46	44	Effect of changes in fair value	(194)	23
(988)	(124)	(413)	(565)	Total adjustments affecting net income	(2,028)	(11,301)

RECONCILIATION OF ADJUSTED EBITDA WITH CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

			4Q21 vs		4Q21 vs				2021 vs
4Q21	3Q21	4Q20	4Q20	4Q19	4Q19	in millions of dollars	2021	2020	2020
5,837	4,645	891	x6.6	2,600	x2.2	Net income - TotalEnergies share	16,032	(7,242)	ns
988	124	413	x2.4	565	+75%	Less: adjustment items to net income (TotalEnergies share)	2,028	11,301	-82%
6,825	4,769	1,304	x5.2	3,165	x2.2	Adjusted net income - TotalEnergies share	18,060	4,059	x4.4
						Adjusted items
79	105	36	x2.2	68	+16%	Add: non-controlling interests	331	8	x41.4
3,606	2,674	135	x26.7	1,329	x2.7	Add: income taxes	9,211	1,309	x7
3,278	3,172	3,172	+3%	3,761	-13%	Add: depreciation, depletion and impairment of tangible assets and mineral interests	12,735	13,312	-4%
119	85	96	+24%	74	+61%	Add: amortization and impairment of intangible assets	401	352	+14%
483	454	497	-3%	603	-20%	Add: financial interest on debt	1,904	2,140	-11%
(105)	(79)	(32)	ns	(51)	ns	Less: financial income and expense from cash & cash equivalents	(340)	(68)	ns
14,285	11,180	5,208	x2.7	8,949	+60%	Adjusted EBITDA	42,302	21,112	x2

18

INVESTMENTS – DIVESTMENTS

			4Q21		4Q21				2021
4Q21	3Q21	4Q20	vs	4Q19	vs	In millions of dollars	2021	2020	vs
			4Q20		4Q19				2020
4,681	2,813	3,432	+36%	4,291	+9%	Organic investments ( a )	12,675	10,339	+23%
182	172	214	-15%	136	+34%	Capitalized exploration	841	659	+28%
348	211	355	-2%	319	+9%	Increase in non-current loans	1,231	1,657	-26%
(234)	(112)	(212)	ns	(102)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(531)	(717)	ns
(52)	1	(46)	ns	-	ns	Change in debt from renewable projects (TotalEnergies share)	(222)	(209)	ns
288	126	1,538	-81%	277	+4%	Acquisitions ( b )	3,284	4,189	-22%
684	1,084	439	+56%	357	+92%	Asset sales ( c )	2,652	1,539	+72%
34	(5)	15	x2,3	-	ns	Change in debt from renewable projects (partner share)	134	105	+28%
(396)	(958)	1,099	ns	(80)	ns	Net acquisitions	632	2 650	-76%
4,285	1,855	4,531	-5%	4,211	+2%	Net investments ( a + b - c )	13,307	12,989	+2%
-	757	-	ns	(11)	-100%	Other transactions with non-controlling interests ( d )	757	-	ns
(398)	(120)	(77)	ns	(275)	ns	Organic loan repayment from equity affiliates ( e )	(626)	(111)	ns
86	(6)	61	+41%	-	ns	Change in debt from renewable projects financing * ( f )	356	314	+13%
34	30	39	-13%	-	ns	Capex linked to capitalized leasing contracts ( g )	111	113	-2%
27	-	-	ns	-	ns	Expenditures related to carbon credit ( h )	27	-	ns
3,912	2,456	4,476	-13%	3,925	-	Cash flow used in investing activities ( a + b - c + d + e + f – g - h )	13,656	13,079	+4%

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW

			4Q21		4Q21				2021
4Q21	3Q21	4Q20	vs	4Q19	vs	In millions of dollars	2021	2020	vs
			4Q20		4Q19				2020
9,759	8,390	4,933	+98%	7,326	+33%	Operating cash flow before working capital changes w/o financial charges (DACF)	30,660	17,635	+74%
(398)	(330)	(436)	ns	(533)	ns	Financial charges	(1,520)	(1,938)	ns
9,361	8,060	4,498	x2.1	6,793	+38%	Operating cash flow before working capital changes ( a ) *	29,140	15,697	+86%
2,591	(2,662)	976	x2.7	92	x28.2	(Increase) decrease in working capital **	188	753	-75%
85	365	308	-72%	(11)	ns	Inventory effect	1,796	(1,440)	ns
(19)	(3)	(32)	ns	-	ns	Capital gain from renewable projects sale	(89)	(96)	ns
(398)	(120)	(77)	ns	(275)	ns	Organic loan repayment from equity affiliates	(626)	(111)	ns
11,621	5,640	5,674	x2	6,599	+76%	Cash flow from operations	30,410	14,803	x2.1

4,681	2,813	3,432	+36%	4,291	+9%	Organic investments ( b )	12,675	10,339	+23%
4,680	5,247	1,066	x4.4	2,502	+87%	Free cash flow after organic investments, w/o net asset sales ( a - b )	16,465	5,358	x3.1

4,285	1,855	4,531	-5%	4,211	+2%	Net investments ( c )	13,307	12,989	+2%
5,076	6,205	(33)	ns	2,582	+97%	Net cash flow ( a - c )	15,833	2,708	x5.8

* Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from the sale of renewable projects (effective first quarter 2020). Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

** Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

19

GEARING RATIO

In millions of dollars	12/31/2021	09/30/2021	12/31/2020	12/31/2019
Current borrowings(1)	13,645	15,184	15,893	13,617
Other current financial liabilities	372	504	203	487
Current financial assets(1)(2)	(12,183)	(3,821)	(4,519)	(3,847)
Net financial assets classified as held for sale	(4)	(1)	313	301
Non-current financial debt(1)	41,868	43,350	52,467	41,510
Non-current financial assets(1)	(1,557)	(1,927)	(3,762)	(748)
Cash and cash equivalents	(21,342)	(28,971)	(31,268)	(27,352)
Net debt (a)	20,799	24,318	29,327	23,968
Shareholders’ equity – TotalEnergies share	111,736	110,016	103,702	116,778
Non-controlling interests	3,263	3,211	2,383	2,527
Shareholders’ equity (b)	114,999	113,227	106,085	119,305
Net-debt-to-capital ratio = a / (a+b)	15.3%	17.7%	21.7%	16.7%
Leases (c)	8,055	7,786	7,812	7,156
Net-debt-to-capital ratio including leases (a+c) / (a+b+c)	20.1%	22.1%	25.9%	20.7%

(1) Excludes leases receivables and leases debts.

(2) Including initial margins held as part of TotalEnergies' activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED

Twelve months ended December 31, 2021

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	6,243	10,439	1,909	1,618
Capital employed at 12/31/2020*	45,611	78,928	11,375	8,793
Capital employed at 12/31/2021*	55,978	71,675	8,069	8,783
ROACE	12.3%	13.9%	19.6%	18.4%

Twelve months ended September 30, 2021

	Integrated
	Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	3,738	7,982	1,526	1,471
Capital employed at 9/30/2020*	43,799	78,548	11,951	8,211
Capital employed at 9/30/2021*	52,401	75,499	9,156	8,281
ROACE	7.8%	10.4%	14.5%	17.8%

Twelve months ended December 31, 2020

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing &
in millions of dollars	Power	Production	Chemicals	Services
Adjusted net operating income	1,778	2,363	1,039	1,224
Capital employed at 12/31/2019*	41,549	88,844	12,228	8,371
Capital employed at 12/31/2020*	45,611	78,928	11,375	8,793
ROACE	4.1%	2.8%	8.8%	14.3%

* At replacement cost (excluding after-tax inventory effect).

20

MAIN INDICATORS

		4Q21	3Q21	2Q21	1Q21	4Q20
€/$		1.14	1.18	1.21	1.20	1.19
Brent	($/b)	79.8	73.5	69.0	61.1	44.2
Average liquids price*	($/b)	72.6	67.1	62.9	56.4	41.0
Average gas price* (1)	($/Mbtu)	11.38	6.33	4.43	4.06	3.31
Average LNG price** (1)	($/Mbtu)	13.12	9.10	6.59	6.08	4.90
Variable Cost Margin, European refining***	($/t)	16.7	8.8	10.2	5.3	4.6

* Sales in $ / sales in volume for consolidated affiliates (excluding stock value variation).

** Sales in $ / sales in volume for consolidated and equity affiliates (excluding stock value variation).

(1) Does not take into account gas and LNG trading activities, which results are expected to be significantly higher compared to the third quarter 2021, capturing optimization opportunities generated by large LNG trading portfolio in the prevailing high gas spot price environment.

*** This indicator represents the average margin on variable costs realized by TotalEnergies’ European refining business (equal to the difference between the sales of refined products realized by TotalEnergies’ European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons). Data restated in 2Q21 environment for energy costs were 35.7 $/t in 4Q21 and 20.5 $/t in 3Q21.

Disclaimer: Data is based on TotalEnergies’ reporting and is not audited.

21

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	4th quarter	3rd quarter	4th quarter
(M$) (a)	2021	2021	2020

Sales	60,348	54,729	37,943
Excise taxes	(5,050)	(5,659)	(5,595)
Revenues from sales	55,298	49,070	32,348

Purchases, net of inventory variation	(36,161)	(32,344)	(20,508)
Other operating expenses	(6,680)	(6,617)	(6,663)
Exploration costs	(323)	(127)	(338)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,919)	(3,191)	(3,543)
Other income	536	195	838
Other expense	(755)	(605)	(697)

Financial interest on debt	(483)	(454)	(501)
Financial income and expense from cash & cash equivalents	120	87	53
Cost of net debt	(363)	(367)	(448)

Other financial income	195	193	173
Other financial expense	(138)	(140)	(183)

Net income (loss) from equity affiliates	1,860	1,377	73

Income taxes	(3,647)	(2,692)	(149)
Consolidated net income	5,903	4,752	903
TotalEnergies share	5,837	4,645	891
Non-controlling interests	66	107	12
Earnings per share ($)	2.19	1.72	0.31
Fully-diluted earnings per share ($)	2.17	1.71	0.31

(a) Except for per share amounts.

22

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	4th quarter	3rd quarter	4th quarter
(M$)	2021	2021	2020
Consolidated net income	5,903	4,752	903

Other comprehensive income

Actuarial gains and losses	589	(3)	17
Change in fair value of investments in equity instruments	93	(95)	386
Tax effect	(262)	5	(21)
Currency translation adjustment generated by the parent company	(1,900)	(2,368)	4,074
Items not potentially reclassifiable to profit and loss	(1,480)	(2,461)	4,456
Currency translation adjustment	1,179	1,260	(1,875)
Cash flow hedge	(226)	424	617
Variation of foreign currency basis spread	4	2	(7)
Share of other comprehensive income of equity affiliates, net amount	71	184	(100)
Other	(2)	1	(4)
Tax effect	22	(100)	(180)
Items potentially reclassifiable to profit and loss	1,048	1,771	(1,549)
Total other comprehensive income (net amount)	(432)	(690)	2,907

Comprehensive income	5,471	4,062	3,810
TotalEnergies share	5,390	4,014	3,576
Non-controlling interests	81	48	234

23

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

	Year	Year
	2021	2020
	(unaudited)
(M$) (a)

Sales	205,863	140,685
Excise taxes	(21,229)	(20,981)
Revenues from sales	184,634	119,704

Purchases, net of inventory variation	(118,622)	(77,486)
Other operating expenses	(26,894)	(25,538)
Exploration costs	(740)	(731)
Depreciation, depletion and impairment of tangible assets and mineral interests	(13,556)	(22,264)
Other income	1,312	2,237
Other expense	(2,317)	(1,506)

Financial interest on debt	(1,904)	(2,147)
Financial income and expense from cash & cash equivalents	379	37
Cost of net debt	(1,525)	(2,110)

Other financial income	762	914
Other financial expense	(539)	(690)

Net income (loss) from equity affiliates	3,438	452

Income taxes	(9,587)	(318)
Consolidated net income	16,366	(7,336)
TotalEnergies share	16,032	(7,242)
Non-controlling interests	334	(94)
Earnings per share ($)	5.95	(2.90)
Fully-diluted earnings per share ($)	5.92	(2.90)

(a) Except for per share amounts.

24

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

	Year	Year
	2021	2020
	(unaudited)
(M$)
Consolidated net income	16,366	(7,336)

Other comprehensive income

Actuarial gains and losses	1,035	(212)
Change in fair value of investments in equity instruments	66	533
Tax effect	(411)	65
Currency translation adjustment generated by the parent company	(7,202)	7,541
Items not potentially reclassifiable to profit and loss	(6,512)	7,927
Currency translation adjustment	4,216	(4,645)
Cash flow hedge	278	(313)
Variation of foreign currency basis spread	2	28
Share of other comprehensive income of equity affiliates, net amount	706	(1,831)
Other	(1)	(8)
Tax effect	(135)	72
Items potentially reclassifiable to profit and loss	5,066	(6,697)
Total other comprehensive income (net amount)	(1,446)	1,230

Comprehensive income	14,920	(6,106)
TotalEnergies share	14,616	(6,312)
Non-controlling interests	304	206

25

CONSOLIDATED BALANCE SHEET

TotalEnergies

	December 31,	September 30,	December 31,
	2021	2021	2020
(M$)	(unaudited)	(unaudited)

ASSETS

Non-current assets
Intangible assets, net	32,484	32,895	33,528
Property, plant and equipment, net	106,559	105,902	108,335
Equity affiliates : investments and loans	31,053	30,467	27,976
Other investments	1,625	1,688	2,007
Non-current financial assets	2,404	2,799	4,781
Deferred income taxes	5,400	6,452	7,016
Other non-current assets	2,797	2,530	2,810
Total non-current assets	182,322	182,733	186,453

Current assets
Inventories, net	19,952	19,601	14,730
Accounts receivable, net	21,983	19,865	14,068
Other current assets	35,144	39,967	13,428
Current financial assets	12,315	3,910	4,630
Cash and cash equivalents	21,342	28,971	31,268
Assets classified as held for sale	400	633	1,555
Total current assets	111,136	112,947	79,679
Total assets	293,458	295,680	266,132

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders' equity
Common shares	8,224	8,224	8,267
Paid-in surplus and retained earnings	117,849	113,795	107,078
Currency translation adjustment	(12,671)	(11,995)	(10,256)
Treasury shares	(1,666)	(8)	(1,387)
Total shareholders' equity - TotalEnergies share	111,736	110,016	103,702
Non-controlling interests	3,263	3,211	2,383
Total shareholders' equity	114,999	113,227	106,085

Non-current liabilities
Deferred income taxes	10,904	11,161	10,326
Employee benefits	2,672	3,218	3,917
Provisions and other non-current liabilities	20,269	20,355	20,925
Non-current financial debt	49,512	50,810	60,203
Total non-current liabilities	83,357	85,544	95,371

Current liabilities
Accounts payable	36,837	34,149	23,574
Other creditors and accrued liabilities	42,800	45,476	22,465
Current borrowings	15,035	16,471	17,099
Other current financial liabilities	372	504	203
Liabilities directly associated with the assets classified as held for sale	58	309	1,335
Total current liabilities	95,102	96,909	64,676
Total liabilities & shareholders' equity	293,458	295,680	266,132

26

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	4th quarter	3rd quarter	4th quarter
(M$)	2021	2021	2020

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	5,903	4,752	903
Depreciation, depletion, amortization and impairment	4,222	3,361	3,796
Non-current liabilities, valuation allowances and deferred taxes	152	479	(237)
(Gains) losses on disposals of assets	(184)	100	(260)
Undistributed affiliates' equity earnings	(843)	(506)	379
(Increase) decrease in working capital	2,232	(2,698)	1,342
Other changes, net	139	152	(249)
Cash flow from operating activities	11,621	5,640	5,674

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,540)	(2,718)	(3,834)
Acquisitions of subsidiaries, net of cash acquired	(128)	(23)	(778)
Investments in equity affiliates and other securities	(178)	(67)	(221)
Increase in non-current loans	(348)	(219)	(355)
Total expenditures	(5,194)	(3,027)	(5,188)
Proceeds from disposals of intangible assets and property, plant and equipment	349	150	114
Proceeds from disposals of subsidiaries, net of cash sold	36	4	124
Proceeds from disposals of non-current investments	266	177	186
Repayment of non-current loans	631	240	288
Total divestments	1,282	571	712
Cash flow used in investing activities	(3,912)	(2,456)	(4,476)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	-	-	-
- Treasury shares	(1,658)	-	-
Dividends paid:
- Parent company shareholders	(1,991)	(2,053)	(2,053)
- Non-controlling interests	(20)	(41)	(5)
Net issuance (repayment) of perpetual subordinated notes	-	-	-
Payments on perpetual subordinated notes	(57)	(22)	(62)
Other transactions with non-controlling interests	(14)	721	(59)
Net issuance (repayment) of non-current debt	347	133	104
Increase (decrease) in current borrowings	(3,368)	(1,457)	(339)
Increase (decrease) in current financial assets and liabilities	(8,373)	513	1,212
Cash flow from (used in) financing activities	(15,134)	(2,206)	(1,202)
Net increase (decrease) in cash and cash equivalents	(7,425)	978	(4)
Effect of exchange rates	(204)	(650)	679
Cash and cash equivalents at the beginning of the period	28,971	28,643	30,593
Cash and cash equivalents at the end of the period	21,342	28,971	31,268

27

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

	Year	Year
	2021	2020
	(unaudited)
(M$)

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	16,366	(7,336)
Depreciation, depletion, amortization and impairment	14,343	22,861
Non-current liabilities, valuation allowances and deferred taxes	962	(1,782)
(Gains) losses on disposals of assets	(454)	(909)
Undistributed affiliates' equity earnings	(667)	948
(Increase) decrease in working capital	(616)	1,869
Other changes, net	476	(848)
Cash flow from operating activities	30,410	14,803

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(12,343)	(10,764)
Acquisitions of subsidiaries, net of cash acquired	(321)	(966)
Investments in equity affiliates and other securities	(2,678)	(2,120)
Increase in non-current loans	(1,247)	(1,684)
Total expenditures	(16,589)	(15,534)
Proceeds from disposals of intangible assets and property, plant and equipment	770	740
Proceeds from disposals of subsidiaries, net of cash sold	269	282
Proceeds from disposals of non-current investments	722	578
Repayment of non-current loans	1,172	855
Total divestments	2,933	2,455
Cash flow used in investing activities	(13,656)	(13,079)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	381	374
- Treasury shares	(1,823)	(611)
Dividends paid:
- Parent company shareholders	(8,228)	(6,688)
- Non-controlling interests	(124)	(184)
Net issuance (repayment) of perpetual subordinated notes	3,248	331
Payments on perpetual subordinated notes	(313)	(315)
Other transactions with non-controlling interests	652	(204)
Net issuance (repayment) of non-current debt	(359)	15,800
Increase (decrease) in current borrowings	(10,856)	(6,501)
Increase (decrease) in current financial assets and liabilities	(8,075)	(604)
Cash flow from (used in) financing activities	(25,497)	1,398
Net increase (decrease) in cash and cash equivalents	(8,743)	3,122
Effect of exchange rates	(1,183)	794
Cash and cash equivalents at the beginning of the period	31,268	27,352
Cash and cash equivalents at the end of the period	21,342	31,268

28

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(Unaudited: Year 2021 )

	Common shares issued		Paid-in		Treasury shares		Shareholders'
(M$)	Number	Amount	surplus and retained earnings	Currency translation adjustment	Number	Amount	equity - TotalEnergies share	Non- controlling interests	Total shareholders' equity
As of January 1, 2020	2,601,881,075	8,123	121,170	(11,503)	(15,474,234)	(1,012)	116,778	2,527	119,305
Net income 2020	-	-	(7,242)	-	-	-	(7,242)	(94)	(7,336)
Other comprehensive income	-	-	(321)	1,251	-	-	930	300	1,230
Comprehensive Income	-	-	(7,563)	1,251	-	-	(6,312)	206	(6,106)
Dividend	-	-	(7,899)	-	-	-	(7,899)	(234)	(8,133)
Issuance of common shares	51,242,950	144	1,470	-	-	-	1,614	-	1,614
Purchase of treasury shares	-	-	-	-	(13,236,044)	(611)	(611)	-	(611)
Sale of treasury shares (1)	-	-	(236)	-	4,317,575	236	-	-	-
Share-based payments	-	-	188	-	-	-	188	-	188
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	331	-	-	-	331	-	331
Payments on perpetual subordinated notes	-	-	(308)	-	-	-	(308)	-	(308)
Other operations with non-controlling interests	-	-	(61)	(4)	-	-	(65)	(117)	(182)
Other items	-	-	(14)	-	-	-	(14)	1	(13)
As of December 31, 2020	2,653,124,025	8,267	107,078	(10,256)	(24,392,703)	(1,387)	103,702	2,383	106,085
Net income 2021	-	-	16,032	-	-	-	16,032	334	16,366
Other comprehensive Income	-	-	991	(2,407)	-	-	(1,416)	(30)	(1,446)
Comprehensive Income	-	-	17,023	(2,407)	-	-	14,616	304	14,920
Dividend	-	-	(8,200)	-	-	-	(8,200)	(124)	(8,324)
Issuance of common shares	10,589,713	31	350	-	-	-	381	-	381
Purchase of treasury shares	-	-	-	-	(37,306,005)	(1,823)	(1,823)	-	(1,823)
Sale of treasury shares (1)	-	-	(216)	-	4,573,195	216	-	-	-
Share-based payments	-	-	143	-	-	-	143	-	143
Share cancellation	(23,284,409)	(74)	(1,254)	-	23,284,409	1,328	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	3,254	-	-	-	3,254	-	3,254
Payments on perpetual subordinated notes	-	-	(368)	-	-	-	(368)	-	(368)
Other operations with non-controlling interests	-	-	30	(6)	-	-	24	689	713
Other items	-	-	9	(2)	-	-	7	11	18
As of December 31, 2021	2,640,429,329	8,224	117,849	(12,671)	(33,841,104)	(1,666)	111,736	3,263	114,999

(1) Treasury shares related to the performance share grants.

29

BUSINESS SEGMENT INFORMATION

TotalEnergies

(unaudited)

4th quarter 2021	Integrated Gas,	Exploration	Refining	Marketing
(M$)	Renewables	&	&	&	Corporate	Intercompany	Total
	& Power	Production	Chemicals	Services
External sales	11,634	2,068	24,781	21,854	11	-	60,348
Intersegment sales	1,466	11,875	8,716	155	148	(22,360)	-
Excise taxes	-	-	(238)	(4,812)	-	-	(5,050)
Revenues from sales	13,100	13,943	33,259	17,197	159	(22,360)	55,298
Operating expenses	(11,141)	(5,412)	(32,250)	(16,347)	(374)	22,360	(43,164)
Depreciation, depletion and impairment of tangible assets and mineral interests	(545)	(2,637)	(399)	(307)	(31)	-	(3,919)
Operating income	1,414	5,894	610	543	(246)	-	8,215
Net income (loss) from equity affiliates and other items	1,281	74	228	83	32	-	1,698
Tax on net operating income	(237)	(3,124)	(234)	(164)	75	-	(3,684)
Net operating income	2,458	2,844	604	462	(139)	-	6,229
Net cost of net debt							(326)
Non-controlling interests							(66)
Net income - TotalEnergies share							5,837

4th quarter 2021 (adjustments) (a) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	-	-	-	-	-	-	-
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	-	-	-	-	-	-
Operating expenses	(57)	(132)	38	21	-	-	(130)
Depreciation, depletion and impairment of tangible assets and mineral interests	(187)	(418)	-	(36)	-	-	(641)
Operating income (b)	(244)	(550)	38	(15)	-	-	(771)
Net income (loss) from equity affiliates and other items	(116)	(111)	23	(6)	6	-	(204)
Tax on net operating income	59	(20)	(10)	4	(69)	-	(36)
Net operating income (b)	(301)	(681)	51	(17)	(63)	-	(1,011)
Net cost of net debt							10
Non-controlling interests							13
Net income - TotalEnergies share							(988)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b)	Of which inventory valuation effect

On operating income	-	-	32	53	-
On net operating income	-	-	74	47	-

4th quarter 2021 (adjusted) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	11,634	2,068	24,781	21,854	11	-	60,348
Intersegment sales	1,466	11,875	8,716	155	148	(22,360)	-
Excise taxes	-	-	(238)	(4,812)	-	-	(5,050)
Revenues from sales	13,100	13,943	33,259	17,197	159	(22,360)	55,298
Operating expenses	(11,084)	(5,280)	(32,288)	(16,368)	(374)	22,360	(43,034)
Depreciation, depletion and impairment of tangible assets and mineral interests	(358)	(2,219)	(399)	(271)	(31)	-	(3,278)
Adjusted operating income	1,658	6,444	572	558	(246)	-	8,986
Net income (loss) from equity affiliates and other items	1,397	185	205	89	26	-	1,902
Tax on net operating income	(296)	(3,104)	(224)	(168)	144	-	(3,648)
Adjusted net operating income	2,759	3,525	553	479	(76)	-	7,240
Net cost of net debt							(336)
Non-controlling interests							(79)
Adjusted net income - TotalEnergies share							6,825

4th quarter 2021 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,471	2,327	723	643	30	-	5,194
Total divestments	540	357	202	181	2	-	1,282
Cash flow from operating activities	(57)	8,624	2,446	386	222	-	11,621

30

BUSINESS SEGMENT INFORMATION

TotalEnergies

(unaudited)

3rd quarter 2021 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	8,482	1,921	22,765	21,554	7	-	54,729
Intersegment sales	1,239	8,588	7,031	110	38	(17,006)	-
Excise taxes	-	-	(240)	(5,419)	-	-	(5,659)
Revenues from sales	9,721	10,509	29,556	16,245	45	(17,006)	49,070
Operating expenses	(8,502)	(3,958)	(28,153)	(15,302)	(179)	17,006	(39,088)
Depreciation, depletion and impairment of tangible assets and mineral interests	(343)	(2,156)	(397)	(267)	(28)	-	(3,191)
Operating income	876	4,395	1,006	676	(162)	-	6,791
Net income (loss) from equity affiliates and other items	782	139	79	2	18	-	1,020
Tax on net operating income	(208)	(2,007)	(273)	(222)	23	-	(2,687)
Net operating income	1,450	2,527	812	456	(121)	-	5,124
Net cost of net debt							(372)
Non-controlling interests							(107)
Net income - TotalEnergies share							4,645

3rd quarter 2021 (adjustments) (a) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	-	-	-	-	-	-	-
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	-	-	-	-	-	-
Operating expenses	(152)	(32)	301	44	-	-	161
Depreciation, depletion and impairment of tangible assets and mineral interests	(7)	-	(12)	-	-	-	(19)
Operating income (b)	(159)	(32)	289	44	-	-	142
Net income (loss) from equity affiliates and other items	(3)	(246)	5	(12)	2	-	(254)
Tax on net operating income	4	79	(84)	(14)	-	-	(15)
Net operating income (b)	(158)	(199)	210	18	2	-	(127)
Net cost of net debt							5
Non-controlling interests							(2)
Net income - TotalEnergies share							(124)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	-	-	309	56	-
On net operating income	-	-	285	41	-

3rd quarter 2021 (adjusted) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	8,482	1,921	22,765	21,554	7	-	54,729
Intersegment sales	1,239	8,588	7,031	110	38	(17,006)	-
Excise taxes	-	-	(240)	(5,419)	-	-	(5,659)
Revenues from sales	9,721	10,509	29,556	16,245	45	(17,006)	49,070
Operating expenses	(8,350)	(3,926)	(28,454)	(15,346)	(179)	17,006	(39,249)
Depreciation, depletion and impairment of tangible assets and mineral interests	(336)	(2,156)	(385)	(267)	(28)	-	(3,172)
Adjusted operating income	1,035	4,427	717	632	(162)	-	6,649
Net income (loss) from equity affiliates and other items	785	385	74	14	16	-	1,274
Tax on net operating income	(212)	(2,086)	(189)	(208)	23	-	(2,672)
Adjusted net operating income	1,608	2,726	602	438	(123)	-	5,251
Net cost of net debt							(377)
Non-controlling interests							(105)
Adjusted net income - TotalEnergies share							4,769

3rd quarter 2021 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	683	1,754	337	239	14	-	3,027
Total divestments	358	163	17	31	2	-	571
Cash flow from operating activities	(463)	4,814	799	845	(355)	-	5,640

31

BUSINESS SEGMENT INFORMATION

TotalEnergies

(unaudited)

4th quarter 2020 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	5,231	1,257	15,052	16,393	10	-	37,943
Intersegment sales	628	5,574	4,160	98	140	(10,600)	-
Excise taxes	-	-	(628)	(4,967)	-	-	(5,595)
Revenues from sales	5,859	6,831	18,584	11,524	150	(10,600)	32,348
Operating expenses	(5,569)	(3,489)	(17,989)	(10,776)	(286)	10,600	(27,509)
Depreciation, depletion and impairment of tangible assets and mineral interests	(354)	(2,500)	(412)	(241)	(36)	-	(3,543)
Operating income	(64)	842	183	507	(172)	-	1,296
Net income (loss) from equity affiliates and other items	149	6	(54)	(9)	112	-	204
Tax on net operating income	7	91	(93)	(169)	(72)	-	(236)
Net operating income	92	939	36	329	(132)	-	1,264
Net cost of net debt							(361)
Non-controlling interests							(12)
Net income - TotalEnergies share							891

4th quarter 2020 (adjustments) (a) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	3	-	-	-	-	-	3
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	3	-	-	-	-	-	3
Operating expenses	(56)	(49)	133	17	31	-	76
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(355)	(16)	-	-	-	(371)
Operating income (b)	(53)	(404)	117	17	31	-	(292)
Net income (loss) from equity affiliates and other items	(26)	(25)	(191)	(13)	107	-	(148)
Tax on net operating income	(83)	300	(60)	(7)	(157)	-	(7)
Net operating income (b)	(162)	(129)	(134)	(3)	(19)	-	(447)
Net cost of net debt							10
Non-controlling interests							24
Net income - TotalEnergies share							(413)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	-	265	43	-
On net operating income	-	-	192	32	-

4th quarter 2020 (adjusted) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	5,228	1,257	15,052	16,393	10	-	37,940
Intersegment sales	628	5,574	4,160	98	140	(10,600)	-
Excise taxes	-	-	(628)	(4,967)	-	-	(5,595)
Revenues from sales	5,856	6,831	18,584	11,524	150	(10,600)	32,345
Operating expenses	(5,513)	(3,440)	(18,122)	(10,793)	(317)	10,600	(27,585)
Depreciation, depletion and impairment of tangible assets and mineral interests	(354)	(2,145)	(396)	(241)	(36)	-	(3,172)
Adjusted operating income	(11)	1,246	66	490	(203)	-	1,588
Net income (loss) from equity affiliates and other items	175	31	137	4	5	-	352
Tax on net operating income	90	(209)	(33)	(162)	85	-	(229)
Adjusted net operating income	254	1,068	170	332	(113)	-	1,711
Net cost of net debt							(371)
Non-controlling interests							(36)
Adjusted net income - TotalEnergies share							1,304

4th quarter 2020 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,895	2,226	475	533	59	-	5,188
Total divestments	339	132	31	61	149	-	712
Cash flow from operating activities	575	3,046	1,514	648	(109)	-	5,674

32

BUSINESS SEGMENT INFORMATION

TotalEnergies

(unaudited)

Year 2021 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	30,704	7,246	87,600	80,288	25	-	205,863
Intersegment sales	4,260	34,896	27,637	451	254	(67,498)	-
Excise taxes	-	-	(1,108)	(20,121)	-	-	(21,229)
Revenues from sales	34,964	42,142	114,129	60,618	279	(67,498)	184,634
Operating expenses	(29,964)	(16,722)	(108,982)	(57,159)	(927)	67,498	(146,256)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,650)	(9,110)	(1,583)	(1,100)	(113)	-	(13,556)
Operating income	3,350	16,310	3,564	2,359	(761)	-	24,822
Net income (loss) from equity affiliates and other items	2,745	(760)	518	108	45	-	2,656
Tax on net operating income	(602)	(7,506)	(1,068)	(738)	152	-	(9,762)
Net operating income	5,493	8,044	3,014	1,729	(564)	-	17,716
Net cost of net debt							(1,350)
Non-controlling interests							(334)
Net income - TotalEnergies share							16,032

Year 2021 (adjustments) (a) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	(44)	-	-	-	-	-	(44)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	(44)	-	-	-	-	-	(44)
Operating expenses	(271)	(187)	1,470	278	-	-	1,290
Depreciation, depletion and impairment of tangible assets and mineral interests	(342)	(418)	(25)	(36)	-	-	(821)
Operating income (b)	(657)	(605)	1,445	242	-	-	425
Net income (loss) from equity affiliates and other items	(215)	(1,839)	56	(61)	(54)	-	(2,113)
Tax on net operating income	122	49	(396)	(70)	(67)	-	(362)
Net operating income (b)	(750)	(2,395)	1,105	111	(121)	-	(2,050)
Net cost of net debt	-	-	-	-	-	-	25
Non-controlling interests	-	-	-	-	-	-	(3)
Net income - TotalEnergies share	-	-	-	-	-	-	(2,028)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	-	-	1,481	315	-
On net operating income	-	-	1,296	236	-

Year 2021 (adjusted) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	30,748	7,246	87,600	80,288	25	-	205,907
Intersegment sales	4,260	34,896	27,637	451	254	(67,498)	-
Excise taxes	-	-	(1,108)	(20,121)	-	-	(21,229)
Revenues from sales	35,008	42,142	114,129	60,618	279	(67,498)	184,678
Operating expenses	(29,693)	(16,535)	(110,452)	(57,437)	(927)	67,498	(147,546)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,308)	(8,692)	(1,558)	(1,064)	(113)	-	(12,735)
Adjusted operating income	4,007	16,915	2,119	2,117	(761)	-	24,397
Net income (loss) from equity affiliates and other items	2,960	1,079	462	169	99	-	4,769
Tax on net operating income	(724)	(7,555)	(672)	(668)	219	-	(9,400)
Adjusted net operating income	6,243	10,439	1,909	1,618	(443)	-	19,766
Net cost of net debt							(1,375)
Non-controlling interests							(331)
Adjusted net income - TotalEnergies share							18,060

Year 2021 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,341	7,276	1,638	1,242	92	-	16,589
Total divestments	1,350	894	348	319	22	-	2,933
Cash flow from operating activities	827	22,009	6,473	2,333	(1,232)	-	30,410

33

BUSINESS SEGMENT INFORMATION

TotalEnergies

Year 2020 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	15,629	4,973	56,615	63,451	17	-	140,685
Intersegment sales	2,003	18,483	17,378	357	223	(38,444)	-
Excise taxes	-	-	(2,405)	(18,576)	-	-	(20,981)
Revenues from sales	17,632	23,456	71,588	45,232	240	(38,444)	119,704
Operating expenses	(15,847)	(11,972)	(70,524)	(42,807)	(1,049)	38,444	(103,755)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,312)	(16,998)	(1,878)	(984)	(92)	-	(22,264)
Operating income	(527)	(5,514)	(814)	1,441	(901)	-	(6,315)
Net income (loss) from equity affiliates and other items	794	697	(393)	37	272	-	1,407
Tax on net operating income	71	(208)	59	(515)	(67)	-	(660)
Net operating income	338	(5,025)	(1,148)	963	(696)	-	(5,568)
Net cost of net debt							(1,768)
Non-controlling interests							94
Net income - TotalEnergies share							(7,242)

Year 2020 (adjustments) (a) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	20	-	-	-	-	-	20
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	20	-	-	-	-	-	20
Operating expenses	(423)	(137)	(1,552)	(330)	(60)	-	(2,502)
Depreciation, depletion and impairment of tangible assets and mineral interests	(953)	(7,693)	(306)	-	-	-	(8,952)
Operating income (b)	(1,356)	(7,830)	(1,858)	(330)	(60)	-	(11,434)
Net income (loss) from equity affiliates and other items	(382)	54	(677)	(24)	107	-	(922)
Tax on net operating income	298	388	348	93	(145)	-	982
Net operating income (b)	(1,440)	(7,388)	(2,187)	(261)	(98)	-	(11,374)
Net cost of net debt							(29)
Non-controlling interests							102
Net income - TotalEnergies share							(11,301)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	-	(1,244)	(196)	-
On net operating income	-	-	(1,165)	(137)	-

Year 2020 (adjusted) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	15,609	4,973	56,615	63,451	17	-	140,665
Intersegment sales	2,003	18,483	17,378	357	223	(38,444)	-
Excise taxes	-	-	(2,405)	(18,576)	-	-	(20,981)
Revenues from sales	17,612	23,456	71,588	45,232	240	(38,444)	119,684
Operating expenses	(15,424)	(11,835)	(68,972)	(42,477)	(989)	38,444	(101,253)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,359)	(9,305)	(1,572)	(984)	(92)	-	(13,312)
Adjusted operating income	829	2,316	1,044	1,771	(841)	-	5,119
Net income (loss) from equity affiliates and other items	1,176	643	284	61	165	-	2,329
Tax on net operating income	(227)	(596)	(289)	(608)	78	-	(1,642)
Adjusted net operating income	1,778	2,363	1,039	1,224	(598)	-	5,806
Net cost of net debt							(1,739)
Non-controlling interests							(8)
Adjusted net income - TotalEnergies share							4,059

Year 2020 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,230	6,782	1,325	1,052	145	-	15,534
Total divestments	1,152	819	149	158	177	-	2,455
Cash flow from operating activities	2,129	9,922	2,438	2,101	(1,787)	-	14,803

34

Reconciliation of the information by business segment with consolidated financial statements

TotalEnergies

(unaudited)

4th quarter 2021 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	60,348	-	60,348
Excise taxes	(5,050)	-	(5,050)
Revenues from sales	55,298	-	55,298

Purchases, net of inventory variation	(36,189)	28	(36,161)
Other operating expenses	(6,630)	(50)	(6,680)
Exploration costs	(215)	(108)	(323)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,278)	(641)	(3,919)
Other income	551	(15)	536
Other expense	(493)	(262)	(755)

Financial interest on debt	(483)	-	(483)
Financial income and expense from cash & cash equivalents	105	15	120
Cost of net debt	(378)	15	(363)

Other financial income	195	-	195
Other financial expense	(138)	-	(138)

Net income (loss) from equity affiliates	1,787	73	1,860

Income taxes	(3,606)	(41)	(3,647)
Consolidated net income	6,904	(1,001)	5,903
TotalEnergies share	6,825	(988)	5,837
Non-controlling interests	79	(13)	66

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

4th quarter 2020 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	37,940	3	37,943
Excise taxes	(5,595)	-	(5,595)
Revenues from sales	32,345	3	32,348

Purchases, net of inventory variation	(20,781)	273	(20,508)
Other operating expenses	(6,466)	(197)	(6,663)
Exploration costs	(338)	-	(338)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,172)	(371)	(3,543)
Other income	275	563	838
Other expense	(280)	(417)	(697)

Financial interest on debt	(497)	(4)	(501)
Financial income and expense from cash & cash equivalents	32	21	53
Cost of net debt	(465)	17	(448)

Other financial income	173	-	173
Other financial expense	(183)	-	(183)

Net income (loss) from equity affiliates	367	(294)	73

Income taxes	(135)	(14)	(149)
Consolidated net income	1,340	(437)	903
TotalEnergies share	1,304	(413)	891
Non-controlling interests	36	(24)	12

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

35

Reconciliation of the information by business segment with consolidated financial statements

TotalEnergies

Year 2021

(M$)	Adjusted	Adjustments (a)	Consolidated
(unaudited)			statement of income
Sales	205,907	(44)	205,863
Excise taxes	(21,229)	-	(21,229)
Revenues from sales	184,678	(44)	184,634

Purchases, net of inventory variation	(120,160)	1,538	(118,622)
Other operating expenses	(26,754)	(140)	(26,894)
Exploration costs	(632)	(108)	(740)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,735)	(821)	(13,556)
Other income	1,300	12	1,312
Other expense	(944)	(1,373)	(2,317)

Financial interest on debt	(1,904)	-	(1,904)
Financial income and expense from cash & cash equivalents	340	39	379
Cost of net debt	(1,564)	39	(1,525)

Other financial income	762	-	762
Other financial expense	(539)	-	(539)

Net income (loss) from equity affiliates	4,190	(752)	3,438

Income taxes	(9,211)	(376)	(9,587)
Consolidated net income	18,391	(2,025)	16,366
TotalEnergies share	18,060	(2,028)	16,032
Non-controlling interests	331	3	334

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Year 2020 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	140,665	20	140,685
Excise taxes	(20,981)	-	(20,981)
Revenues from sales	119,684	20	119,704

Purchases, net of inventory variation	(75,672)	(1,814)	(77,486)
Other operating expenses	(24,850)	(688)	(25,538)
Exploration costs	(731)	-	(731)
Depreciation, depletion and impairment of tangible assets and mineral interests	(13,312)	(8,952)	(22,264)
Other income	1,405	832	2,237
Other expense	(689)	(817)	(1,506)

Financial interest on debt	(2,140)	(7)	(2,147)
Financial income and expense from cash & cash equivalents	68	(31)	37
Cost of net debt	(2,072)	(38)	(2,110)

Other financial income	914	-	914
Other financial expense	(689)	(1)	(690)

Net income (loss) from equity affiliates	1,388	(936)	452

Income taxes	(1,309)	991	(318)
Consolidated net income	4,067	(11,403)	(7,336)
TotalEnergies share	4,059	(11,301)	(7,242)
Non-controlling interests	8	(102)	(94)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

36